1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Approves First-Half Financial Statements
     Hsinchu, Taiwan, R.O.C. — August 8, 2006 — TSMC held a meeting of the Board of Directors today, at which the Board approved financial statements for the first half of 2006. Consolidated revenue for the first six months of 2006 totaled NT$159,968 million, while consolidated net income was NT$66,609 million.
     TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the Board meeting were as follows:
1.	The Board approved capital appropriations totaling US$190.1 million for expansion of eight-inch capacity in 0.11 micron 3D One Time Program process, eight-inch capacity for 0.18 micron and 0.15 micron processes, as well as six-inch and eight-inch epitaxy process capacity.

2.	The Board approved an increase of investment not exceeding US$27 million in VisEra Technologies to participate in a secondary offer by VisEra in proportion with TSMC’s stake in the company.

3.	To facilitate Global Unichip Corporation’s (GUC) initial public offering on the Taiwan Stock Exchange, the Board approved appropriation of 989,000 GUC shares owned by TSMC for participation in the over-allotment sale during the underwriting period for the purpose of stabilizing the price of GUC stock.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Dana Tsai
Senior Administrator, TSMC
Tel: 886-3-666-5036
Mobile: 886-920-483591
Fax: 886-3-567-0121
E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 8, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer